EXHIBIT 99.1

POET Reports on Share Sales under ATM Program for the Quarter Ending September 30, 2023

TORONTO, Oct. 13, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the "Company" or “POET”) (TSXV: PTK; NASDAQ: POET) hereby reports on the sales under the Company's "at-the-market" equity program (the "ATM Program") during the fiscal quarter ended September 30, 2023.

The ATM Program was initially active in both the United States and Canada pursuant to an equity distribution agreement dated June 29, 2023 among the Company, Craig-Hallum Capital Group LLC ("Craig-Hallum") and Cormark Securities Inc. ("Cormark") and conducted under a prospectus supplement dated June 29, 2023 to the Company's short form base shelf prospectus dated June 30, 2021 and U.S. registration statement on Form F-10, which included the base shelf prospectus. Following the expiry of the Company's Canadian base shelf prospectus on August 5, 2023, the Company continued the ATM Program only in the United States pursuant to an equity distribution agreement dated September 1, 2023 between the Company and Craig-Hallum and conducted under a prospectus supplement dated September 1, 2023 to the Company's base shelf prospectus dated August 18, 2023 included in the Company’s U.S. registration statement on Form F-3 (the "Registration Statement"), which Registration Statement was declared effective by the United States Securities and Exchange Commission on August 18, 2023.

During the initial cross-border phase of the ATM Program between June 29, 2023 and August 5, 2023, the Company sold an aggregate of 227,673 common shares of the Company (the "Shares") on both the TSX Venture Exchange (denominated in Canadian dollars) and Nasdaq Capital Markets (denominated in United States dollars) at an average price of C$5.82 per Share. The Company received net proceeds of approximately C$1,285,195, representing aggregate gross proceeds of approximately C$1,324,943, less aggregate cash commissions paid to Craig-Hallum and Cormark of approximately C$39,748. Dollar values disclosed above in Canadian dollars are derived from the aggregate of distributions on the TSX Venture Exchange and the Canadian-dollar equivalent of the distributions on the Nasdaq Capital Markets (based on the Bank of Canada exchange rate prevailing on each applicable sale date).

The Company has not sold any common shares under the United States-only ATM Program from its inception on September 1, 2023 through September 30, 2023. The Company has suspended sales under the United States-only ATM Program and is not required to provide notice if it resumes making sales thereunder in the future.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Company’s common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or an exemption from registration or qualification, under the securities laws of any such jurisdiction.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements
This press release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the ATM Program.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company's use of the ATM Program and any proceeds therefrom, management’s expectations regarding its ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes with respect to share sales under the ATM program, including with respect to the use of proceeds therefrom, if any, suspension or termination of the ATM program in accordance with its terms, the dilutive effects of the share sales, market conditions, and the Company’s ability to raise additional capital if necessary. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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